UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )1

Aerogen, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

007779309 (CUSIP Number)

Hope Flack BVF Partners L.P. 227 West Monroe Street, Suite 4800 Chicago, Illinois 60606 (312) 263-7777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2005 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007779309	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		500,000
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.63%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007779309	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		316,663
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		316,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
316,663

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.83%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007779309	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		766,664
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		766,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
766,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.70%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007779309	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON: Investment 10, L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		83,333
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		83,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.27%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007779309	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,666,660
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		1,666,660

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,666,660

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.44%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007779309	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Inc. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,666,660
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		1,666,660

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,666,660

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.44%

14	TYPE OF REPORTING PERSON*
IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007779309	13D	Page 8 of 11 Pages

ITEM 1. SECURITY AND ISSUER.

        This Statement on Schedule 13D (this "Statement") relates to warrants (the "Warrants") to purchase an aggregate of 1,666,660 shares of common stock, par value $0.001 per share (the "Common Stock", and collectively with the Warrants, the "Securities") of Aerogen, Inc., a Delaware corporation ("Aerogen"). The principal executive office of Aerogen is located at 2071 Stierlin Court, Suite 100, Mountain View, CA 94043.

ITEM 2. IDENTITY AND BACKGROUND.

        The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

        (a)  Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes. Together, BVF, BVF2, Investments, ILL10, Partners and BVF Inc. are referred to as the "Reporting Persons." Mark N. Lampert, an individual ("Lampert"), is the sole shareholder, sole director and an officer of BVF Inc.

        (b)  The business address of BVF, BVF2, Investments, ILL10, and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

        (c)  Partners is the general partner of BVF and BVF2, which are investment limited partnerships. Partners is the manager of Investments. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment advisor to and general partner of Partners. For Lampert's occupation, please refer to (a) above.

        (d)  During the last five years, none of the Reporting Persons or Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e)  During the last five years, none of the Reporting Persons or Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, ILL10, Partners, and BVF Inc., please refer to (a) above.

CUSIP No. 007779309	13D	Page 9 of 11 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On January 18, 2005, Partners, in its capacity as (i) general partner of BVF, purchased on behalf of such limited partnership beneficial ownership of Warrants to purchase 500,000 shares of Common Stock, (ii) general partner of BVF2, purchased on behalf of such limited partnership beneficial ownership of Warrants to purchase 316,663 shares of Common Stock; (iii) manager of Investments, purchased on behalf of such limited liability company beneficial ownership of Warrants to purchase 766,664 shares of Common Stock; and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company beneficial ownership of Warrants to purchase 83,333 shares of Common Stock. Total consideration paid for items (i), (ii), (iii) and (iv) above is $441,665, purchased pursuant to a Securities Purchase Agreement ("Agreement") executed and delivered on January 18, 2005, by and among the Reporting Persons and The Convertible Fund Offshore Ltd., attached hereto as Exhibit 2. The terms and conditions of each Warrant are substantially similar. All of the Warrants expire on either March 11, 2009 or May 11, 2009. A form of Warrant is attached hereto as Exhibit 3. The Securities were purchased by the Reporting Persons, in the case of (i) BVF and (ii) BVF2, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners, in case of (iii) Investments, utilizing funds provided by Investments from its working capital pursuant to terms of its operating agreement, and in the case of (iv) ILL10, utilizing funds provided by ILL10 from its own account.

ITEM 4. PURPOSE OF TRANSACTIONS.

        The sole purpose of the acquisitions of the Warrants reported herein was investment. The Reporting Persons did not at the time they acquired the shares of Securities, and do not now, have any plan to acquire control of Aerogen. The Reporting Persons may acquire or dispose of additional Securities from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)  BVF beneficially owns Warrants to purchase 500,000 shares of Common Stock, BVF2 beneficially owns Warrants to purchase 316,663 shares of Common Stock, Investments beneficially owns Warrants to purchase 766,664 shares of Common Stock, ILL10 beneficially owns Warrants to purchase 83,333 shares of Common Stock and each of Partners and BVF Inc. beneficially owns Warrants to purchase 1,666,660 shares of Common Stock, representing approximately 7.63%, 4.83%, 11.70%, 1.27% and 25.44%, respectively, of the aggregate number of shares of Common Stock outstanding as of January 18, 2005. The number of shares for each Reporting Person as referred to in this Item 5(a) is based upon the beneficial ownership of Warrants, identified in Item 3 above, all of which are immediately exercisable.

        (b)  Each of BVF, BVF2, Investments, and ILL10 shares with Partners voting and dispositive power over the shares of the Securities each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 1,666,660 shares of the Securities they beneficially own with BVF, BVF2, Investments and ILL10.

        (c)  There have been no transactions by BVF, BVF2, Investments, ILL10, Partners or BVF Inc. in securities of the Issuer during the last sixty days, other than those transactions described in Item 3 and Item 5(b) that are pursuant to the terms and conditions of the Agreement, attached hereto as Exhibit 2.

CUSIP No. 007779309	13D	Page 10 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Securities and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Securities and to vote, exercise or convert and dispose of such shares and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in shares of the Securities and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 – Agreement Regarding Joint Filing

Exhibit 2 – Securities Purchase Agreement

Exhibit 3 – Form of Warrant

CUSIP No. 007779309	13D	Page 11 of 11 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	January 28, 2005
BIOTECHNOLOGY VALUE FUND, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.
	By:	BVF Partners L.P., its attorney-in-fact
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P.
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.
	By:	/s/ MARK N. LAMPERT
Mark N. Lampert President